Exhibit 99.1

ZK International Achieves Nasdaq Compliance and Provides Update on Bid Price Compliance Plan

WENZHOU, China, August 15, 2024 /PRNewswire/ -- ZK International Group Co., Ltd. (Nasdaq: ZKIN) (“ZKIN”, “ZK International” or the “Company”), a leading manufacturer and supplier of patented high-performance stainless steel and carbon steel pipe products, is pleased to announce two important updates regarding its Nasdaq listing status.

1.	Compliance with Periodic Filing Requirements

On February 20, 2024, ZK International was notified by Nasdaq Staff that the Company no longer meet the periodic filing requirements under Listing Rule 5250(c)(1) due to a delayed filing of our annual report on Form 20-F for the year ended December 31, 2023. We are pleased to report that, based on the timely filing of our annual report on August 13, 2024, Nasdaq Staff has confirmed that ZK International is now in full compliance with the Rule. Accordingly, this matter is now officially closed.

2.	Bid Price Compliance Plan

On February 15, 2024, ZK International was notified that the Company's listed security no longer meet the minimum $1 bid price per share requirement under Nasdaq's Listing Rules. Despite our efforts, the bid price has not regained compliance within the initial 180-day period, which ended on August 13, 2024. However, Nasdaq Staff has determined that ZK International is eligible for an additional 180-day period, until February 10, 2025, to regain compliance.

This extension is granted based on the Company’s continued compliance with all other applicable listing requirements, except for the bid price, and our written notice of intention to cure the deficiency, including the potential use of a reverse stock split if necessary. To regain compliance, the closing bid price of the Company’s ordinary shares must meet or exceed $1.00 per share for a minimum of 10 consecutive business days during this additional 180-day period..

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based engineering company building and investing in innovative technologies for the modern world. With a focus on designing and implementing next-generation solutions through industrial, environmental and software engineering, ZKIN owns 46 patents, 46 trademarks, 5 Software Copyrights, 2 National Innovation Fund Awards, and 41 National and Industry Standard Awards.

ZKIN’s core business is to engineer and manufacture patented high-performance stainless steel and carbon steel pipe products that effectively deliver high quality, highly sustainable and environmentally sound drinkable water to the Chinese, Asia and European markets.  ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee. It has supplied stainless steel pipelines for over 2,000 projects, which include the Beijing National Airport, the "Water Cube" and "Bird's Nest", which were venues for the 2008 Beijing Olympics.  ZK International is preparing to capitalize on the $850 Billion commitment made by the Chinese Government to improve the quality of water, which has been stated to be 70% unfit for human contact.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and many of which are beyond the control of ZK International.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.